AVINO SILVER & GOLD MINES LTD.
Suite 1600 543 Granville Street
Vancouver, BC V6b 2V2
Ph: (604) 682-3701 Fax: (604) 682-3600

September 27, 2002

B.C. Securities Commission
P.O. Box 10142 Pacific Centre
701 W. Georgia Street Vancouver, BC

Dear Sirs:

Re: Interim Financial Statement

We enclose herewith for filing with your office, the Company’s Form 51-901F Interim
Financial Statement for the period ending July 31, 2002.

We confirm that on the above date the attached material was forwarded by pre-paid first class mail to all persons on the supplemental list of the Company.

Yours truly,

AVINO SILVER & GOLD MINES LTD.

Signed:
“Andrea Regnier”

cc: TSX Venture Exchange

Alberta Securities Commission